
PROCESSING
MAR - 1 2007
WASH. D.C.
213
SECTION



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTIS CLEARING AMERICAS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 400
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mike Deaton **(312) 604-8595**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

303 East Wacker Drive, 14th Floor	**Chicago**	**Illinois**	**60601-5212**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael Deaton**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statement and supporting schedules pertaining to the firm of **Fortis Clearing Americas, LLC** as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

27th day of February, 2007


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Fortis Clearing Americas LLC:

We have audited the accompanying consolidated statement of financial condition of Fortis Clearing Americas LLC (the Company) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Fortis Clearing Americas LLC as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statement taken as a whole. The information contained in schedules 1, 2, 3, 4, 5, 6, and 7 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statement taken as a whole.

KPMG LLP

February 27, 2007

FORTIS CLEARING AMERICAS, LLC

Consolidated Statement of Financial Condition

December 31, 2006

Assets

Cash	$ 808,517
Cash segregated under federal and other regulations	109,431,767
Securities purchased under agreements to resell	14,454,410
Securities owned:	
Marketable, at market value	296,935,484
Not readily marketable, at fair value	8,383,075
Receivables from:	
Brokers, dealers, and clearing organizations	1,394,842,391
Customers (net of allowance for doubtful accounts of $584,327)	73,050,270
Guarantee deposits with clearing organizations	38,927,677
Stock and exchange memberships, at cost (market value $14,611,637)	1,545,713
Other investments, at estimated fair value	4,168,741
Furniture, equipment, and leasehold improvements at cost, (net accumulated depreciation and amortization of $2,019,406)	4,223,141
Other assets	4,010,440
Total assets	$ 1,950,781,626

Liabilities and Members' Capital

Liabilities:	
Bank loans	$ 285,700,000
Payables to:	
Brokers, dealers, and clearing organizations	758,737,313
Customers	711,883,224
Noncustomers	138,639
Due to member	2,345,000
Accounts payable and accrued expenses	23,139,858
Total liabilities	1,781,944,034
Liabilities subordinated to claims of general creditors	77,750,000
Members' capital:	
Common member	90,494,829
Preferred members:	
Class A	80,000
Class B	512,763
	592,763
Total members' capital	91,087,592
Total liabilities and members' capital	$ 1,950,781,626

See accompanying notes to consolidated financial statements.

FORTIS CLEARING AMERICAS LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2006

(1) General Information and Summary of Significant Accounting Policies

Fortis Clearing Americas LLC (the Company), formerly O'Connor & Company L.L.C. (OCC), an Illinois limited liability company, was formed as a result of the merger of Fortis Clearing Chicago, LLC (FCC), a Delaware limited liability company, with and into OCC, an Illinois limited liability company, on August 31, 2006. OCC, the surviving entity, simultaneously changed its name to Fortis Clearing Americas LLC. Under the terms of the Limited Liability Company Agreement, the Company does not have a specific termination date and may be dissolved only as provided by the agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

FSI Holdings Inc. (the Common Member) a wholly owned subsidiary of Fortis Capital Corp., which is a wholly owned entity of Fortis Bank SA/NV, acquired the common membership capital of OCC and entire membership capital of FCC on January 31, 2006. Prior to the acquisition of FCC by the Common Member, FCC was wholly owned by Fortis Financial Services, LLC (FFS). The OCC and FCC merger is accounted for as a combination of entities under common control and thus the accompanying statement of financial condition have been prepared in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. The assets and liabilities were recorded at historical basis at the time of the transactions and the Company did not elect to apply "push down" accounting.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The company is also a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is a clearing member of all principal U.S. securities and futures exchanges. The Company's primary source of revenue is commissions derived from executing and clearing orders for equities and equity options contracts and futures and futures options contracts on behalf of its customers, both domestically and internationally.

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

(a) Cash and Cash Equivalents

The Company considers financial instruments due within ninety days to be cash equivalents.

(b) Fair Value of Financial Instruments

The Company's financial instruments are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts which approximate fair value, because of the highly liquid nature and short maturity of the instruments.

The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes.

Not readily marketable securities represent restricted corporate stock, and are valued using quoted prices at the close of the respective exchanges at which they are traded. Other investments include certain Partnership investments, which are carried at fair value.

Open equity in futures is recorded as receivables and payables to clearing organization or customers, as appropriate.

(c) ***Securities Transactions***

Futures, options and forwards transactions, and related revenues and expenses are primarily recorded on the trade date. Equity securities are recorded on the settlement date, which does not differ materially from the trade date.

(d) ***Securities Purchased Under Agreements to Resell***

Securities purchased under agreements to resell, which are short-term in nature, are treated as collateralized financing transactions and are carried at the amounts at which the underlying securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The market value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract.

(e) ***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(f) ***Exchange Memberships and Stock***

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost. If events or changes in circumstances indicate that the carrying amount may not be recoverable, it will be recorded at a lesser value that reflects the effects of the impairment. There were no impairments in 2006.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(h) ***Receivables, Payables, and Marketable Securities***

Receivables from and payables to brokers, dealers, clearing organizations, and customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures and forward contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin with exchange clearing organizations. Customer-owned securities and options are excluded from the Company's consolidated statement of financial condition.

The Company establishes a reserve for estimated credit losses based upon historical experience and specific customer collection issues.

(Continued)

(i) ***Securities-Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. When loaning securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest rates paid on the cash collateral fluctuate with short-term interest rates.

(2) Special Reserve Account for Benefit of Customers

Cash of $74,764,851 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(3) Segregation Requirements

Pursuant to requirements of the CEAct, funds deposited by customers relating to futures contracts in regulated commodities must be carried in separate bank accounts, which are designated as segregated customers' accounts. Funds deposited by customers and other assets which have been segregated as of December 31, 2006 are shown below:

Cash in bank	$	28,865,665
Marketable securities		607,688,680
Deposit with clearing organizations		1,585,638
Settlement due from clearing organizations		57,851,471
Net unrealized payable for open option contracts		(144,727,457)
Net equities with other futures commission merchants		6,849,626
Total amount in segregation		558,113,623
Amount required to be segregated		502,036,314
Excess funds in segregation	$	56,077,309

(4) Secured Amounts Requirement

Pursuant to Section 30.7 of the CEAct, the Company has set aside funds deposited by customers relating to foreign futures and options in separate acknowledged bank accounts as of December 31, 2006 as follows:

Total funds set aside	$	36,192,822
Amount required to be set aside		24,246,796
Excess funds secured	$	11,946,026

(Continued)

(5) Securities Owned and Securities Not Readily Marketable

Securities owned includes U.S. government obligations that are deposited at exchange clearing organizations and held in segregated bank accounts. Also included are unrestricted shares of corporate equity securities. At December 31, 2006, the market value of these securities totaled $296,935,484.

Securities not readily marketable include investment securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. At December 31, 2006, securities not readily marketable consist of restricted corporate equity securities with a fair value totaling $8,383,075.

(6) Estimated Fair Values of Financial Instruments

The fair value of all financial instruments other than securities and other investments, reflected on the consolidated statement of financial condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations, and customers, and securities purchased under agreements to resell), approximates the recorded value due to the short-term nature of the financial instruments.

(7) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the consolidated statement of financial condition.

(8) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is unlikely. Accordingly, no contingent liability is recorded in the accompanying consolidated statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2006 are adequate to mitigate the risk of material loss.

At December 31, 2006, the Company was a guarantor of certain exchange membership loans for its customers totaling approximately $35,680,000.

(9) Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances and are generally collected within thirty days. As of December 31, 2006, the Company had pledged customer-owned securities totaling approximately $59,000,000 with a clearing organization to satisfy margin deposit requirements.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

At December 31, 2006, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:	
Brokers' and dealers' trading and investment accounts	$ 368,909,507
Clearing brokers	29,943,752
Deposits for securities borrowed	509,535,493
Securities failed to deliver	155,919,668
Clearing organizations	330,533,971
	$ 1,394,842,391
Payables:	
Brokers' and dealers' trading and investment accounts	$ 252,989,673
Clearing brokers	5,857,430
Deposits for securities loaned	488,523,330
Securities failed to receive	2,245,905
Clearing organizations	9,120,975
	$ 758,737,313

(10) Net Capital Requirements

The Company is required to maintain minimum net capital as defined under Rule 15c3-l of the Securities Exchange Act of 1934 and has elected to comply with the alternative minimum net capital requirement, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or 110% of the minimum net capital required. Additionally, pursuant to the rules, regulations, and requirements of the Commodity Futures Trading Commission, the Company is required to maintain a minimum net capital level as defined in such rules, regulations, and requirements. The regulations require a Futures Commission Merchant, when calculating its minimum adjusted net capital requirement, to include a computation based on the risk maintenance margin levels of positions carried in customer and noncustomer accounts. Under the more restrictive of these rules, at December 31, 2006, the Company had net capital of $125,637,326, which was 782.47% of aggregate debit items, and exceeded its minimum required net capital of $10,455,888 by $115,181,438.

(Continued)

(11) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2006 consisted of borrowings from an affiliated bank pursuant to equity capital loan agreements. Such borrowings expire on February 28, 2009 and September 30, 2009, both agreements bear interest at the 3-month LIBOR plus 5/8% per annum. The outstanding borrowings totaled $77,750,000.

Also, the Company has a Subordinated Revolving Credit Facility with the same affiliated bank up to a maximum of $100,000,000 that mature one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on July 31, 2009. The Company had no outstanding balances on this credit line as of December 31, 2006.

The subordinated borrowings are covered by an agreements approved by the all Designated Self Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest payable related to the subordinated loan was approximately $548,000 for the year ended December 31, 2006.

(12) Line of Credit

The Company has a $350,000,000 unsecured line of credit with an affiliated bank. At December 31, 2006, the amount outstanding on this credit line totaled $285,000,000 and is reflected in bank loans in the consolidated statement of financial condition. Interest payable related to this line of credit was approximately $130,000.

The Company also has a line of credit totaling $90,000,000 with a nonaffiliated bank. At December 31, 2006, the amount outstanding on this credit line totaled $700,000 and is reflected in bank loans in the consolidated statement of financial condition. Interest payable related to this line of credit was approximately $32,000. The loans are due on demand and are collateralized by customers' equity securities.

(13) Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are carried at cost and are depreciated using the straight-line and accelerated methods using an estimated useful life of three to ten years. Leasehold improvements are being amortized on the straight-line method over the estimated useful life of the improvements or the term of the lease.

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2006:

Computer, equipment, and software	$	4,395,261
Leasehold improvements		1,503,275
Furniture and fixtures		344,011
		6,242,547
Accumulated depreciation		(2,019,406)
Furniture and equipment	$	4,223,141

(Continued)

(14) Leases

The Company has noncancelable and cancelable operating leases for its office and a disaster recovery site that require the Company to pay all executing costs such as maintenance and insurance. Future minimum lease payments under the noncancelable and cancelable operating leases (with initial or remaining lease terms in excess of one year), along with the minimum annual sublease rentals to be received in the future are approximately as follows as of December 31, 2006:

		Operating leases	Sublease rentals	Net commitment
Year ending December 31:				
2007	$	2,300,000	(320,000)	1,980,000
2008		2,600,000	(330,000)	2,270,000
2009		2,600,000	(340,000)	2,260,000
2010		2,700,000	(350,000)	2,350,000
2011		2,700,000	(360,000)	2,340,000
Thereafter		11,600,000	(1,600,000)	10,000,000
Total minimum lease payments	$	24,500,000	(3,300,000)	21,200,000

(15) Financial Derivative Instruments with Off-balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2006 were adequate to minimize the risk of material loss that could be created by positions held at that time.

(16) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Employee contributions made to the plan during the year ended December 31, 2006 totaled approximately $765,000.

(Continued)

(17) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. Expenses and costs are allocated based on an internal cost allocation methodology. The Company uses other affiliated clearing brokers to clear and execute futures transactions where the Company is not a member. At December 31, 2006, the Company had receivables of approximately $18,000,000 from related brokers and payables of approximately $39,600,000 to related customers. These amounts are reflected in receivables from brokers, dealers, and clearing organizations and payables to customers in the consolidated statement of financial condition.

At December 31, 2006, the Company had borrowing transactions with an affiliated bank in order to facilitate client transactions, and to meet short-term financing needs (see notes 11 and 12).

The Company shares a three-year license agreement with its affiliate for its back-office system and pays monthly fees to the affiliate.

The Company's clearing and settlement activity at the Chicago Board of Trade and the Chicago Mercantile Exchange is guaranteed by its Common Member.

(18) Income Taxes

The Company is not subject to U.S. federal, state, and local income taxes. The Company's taxable income is included in the respective income tax returns of the members. However, prior to the merger with OCC, FCC had a tax-sharing agreement with its parent that provided that FCC accrue taxes on its income. At December 31, 2006, an accrual for FCC's taxes payable to the Common Member totaling $2,345,000 is reflected in the Company's consolidated statement of financial condition.

(19) Members' Capital

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges and obligations. The Common Member has all the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 500 Class A and 500 Class B preferred interests in exchange for a $10,000 and $15,000 capital contribution, respectively, for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement Class A members are not allocated any income or losses from the Company's operations. Class B Preferred Members are proprietary traders which allow them to receive member exchange fee rates on trades executed on the Chicago Mercantile Exchange.

Pursuant to the operating agreement, members' equity includes members' trading accounts and funds held. Members' equity may vary from day to day due to the changes in operations and trading accounts, members' capital contributions, and members' capital withdrawals.

Schedule 1

FORTIS CLEARING AMERICAS, LLC

Computation of Net Capital

December 31, 2006

Total member's capital			$	91,087,592
Add:				
Liabilities subordinated to claims of general creditors				77,750,000
Total capital				168,837,592
Deductions and /or charges:				
Nonallowable assets:				
Receivables from customers	$	7,797,338		
Brokers, dealers, and clearing organizations		1,130,702		
Securities owned, not readily marketable		8,383,075		
Exchange memberships, at cost		1,545,713		
Other investments, at estimated fair value		4,168,741		
Furniture, equipment, and leasehold improvements, net		4,223,141		
Other		717,424		
		27,966,134		
Additional charges for customers' and noncustomers' commodity accounts		5,898,275		
Other deductions and /or charges		1,182,044		
Deductions for accounts carried under rule 15c3-1(a)(7) and (c)(2)(x)		1,800,524		36,846,977
Net capital before haircuts on securities positions				131,990,615
Haircuts on securities:				
Trading and investment securities:				
U.S. and Canadian government obligations		343,583		
Corporate Obligations		4,656,769		
Stocks and warrants		1,352,937		6,353,289
Net capital			$	125,637,326
Computation of alternate net capital requirement:				
Greater of 2% of aggregate debit or minimum requirements under the Commodity Exchange Act as defined			$	10,455,888
Minimum dollar net capital requirement			$	2,500,000
Net capital requirement			$	10,455,888
Excess net capital			$	115,181,438
Percentage of net capital to aggregate debits			%	782.48
Net capital in excess of 110% of minimum net capital requirement			$	114,135,849

See Schedule 7 for reconciliation of consolidated statement of financial condition and net capital per form FOCUS Part II.

See accompanying independent auditors' report.

Schedule 2

FORTIS CLEARING AMERICAS, LLC

Computation for Determination of Reserve Requirements
for Broker-Dealers Under Rule 15c3-3

December 31, 2006

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	78,838,651
Monies payable against customers' securities loaned		2,448,255
Customers' securities failed to receive		54,671
Other		23,134
Total credits		81,364,711
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		12,263,792
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		889,347
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		2,903,197
Aggregate debit items		16,056,336
Less 3%		(481,690)
Total 15c3-3 debits		15,574,646
Reserve computation – excess of total credits over total debits	$	65,790,065
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2006	$	74,764,851
Withdrawal made on January 3, 2007		(5,000,000)
New amount in "Reserve Bank Account(s)"	$	69,764,851

There are no material differences between the above computation and the Company's corresponding unaudited form FOCUS Part II filing as of December 31, 2006.

See accompanying independent auditors' report.

Schedule 3

FORTIS CLEARING AMERICAS, LLC

Computation for Determination of PAIB Reserve Requirements
for Broker-Dealers

December 31, 2006

Credit balances:	
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 259,466,598
Monies borrowed collateralized by securities carried for PAIB	700,000
Monies payable against PAIBs' securities loaned	486,632,244
PAIB securities failed to receive	2,191,234
Other	10,944,594
Total credits	759,934,670
Debit balances:	
Debit balances in PAIBs' excluding unsecured accounts and accounts doubtful of collection	360,318,601
Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIBs' securities failed to deliver	508,646,146
Failed to deliver of PAIBs' securities not older than 30 calendar days	155,919,668
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts	30,156,472
Aggregate debit items	1,055,040,887
Reserve computation – excess of total credits over total debits	$ (295,106,217)

There are no material differences between the above computation and the Company's corresponding unaudited form FOCUS Part II filing as of December 31, 2006.

See accompanying independent auditors' report.

Schedule 4

FORTIS CLEARING AMERICAS, LLC

Segregation Requirement and Funds in Segregation

December 31, 2006

Segregation requirement:		
Net ledger balance:		
Cash	$	491,505,765
Securities		69,025,164
Net unrealized loss in open futures contracts traded on a contract market		57,796,894
Exchange traded options:		
Market value of open options contracts purchased on a contract market		1,384,007,569
Market value of open options contracts sold on a contract market		(1,524,761,893)
Net equity		477,573,499
Accounts liquidating to a deficit and accounts with debit balances with no open trades		24,462,815
Amount required to be segregated		502,036,314
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		28,865,665
Securities representing investments of customers' funds, at market		21,441,250
Securities held for particular customers in lieu of cash margins, at market		9,826,899
Margins on deposit with clearing organizations of contract markets:		
Cash		1,585,638
Securities representing investments of customers' funds, at market		452,575,113
Securities held for particular customers in lieu of cash margins, at market		59,198,265
Settlement due from clearing organization of contract markets		57,851,471
Exchange traded options:		
Unrealized receivables for option contracts purchased on a contract markets		1,379,975,661
Unrealized obligations for open option contracts sold on a contract markets		(1,524,703,118)
Net equities with other futures commission merchants:		
Net liquidating equity		6,849,626
Securities representing investments of customers' funds, at market		64,647,153
Total amount in segregation		558,113,623
Excess funds in segregation	$	56,077,309

There are no material differences between the above computation and the Company's corresponding unaudited form FOCUS Part II filing as of December 31, 2006.

See accompanying independent auditors' report.

Schedule 5

FORTIS CLEARING AMERICAS, LLC

Secured Requirement and Funds Held in Separate Accounts

December 31, 2006

Amount required to be set aside in separate Section 30.7 accounts	$	24,246,796
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		4,215,613
Securities in safekeeping with banks located in the United States		1,996,779
Equities with registered futures commission merchants		29,980,430
Total amount in separate Section 30.7 accounts		36,192,822
Excess funds in separate Section 30.7 accounts	$	11,946,026

There are no material differences between the above computation and the Company's corresponding unaudited form FOCUS Part II filing as of December 31, 2006

See accompanying independent auditors' report.

Schedule 6

FORTIS CLEARING AMERICAS, LLC

Information Relating to possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
A. Number of items		—

There are no material differences between the above computation and the Company's corresponding unaudited form FOCUS Part II filing as of December 31, 2006

See accompanying independent auditors' report.

Schedule 7

FORTIS CLEARING AMERICAS, LLC

Reconciliation of Consolidated Statement of Financial Condition and Net Capital
to Form FOCUS PART II Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Total assets per Unaudited form FOCUS PART II Report	$ 1,953,290,513
Less items not included in the consolidated statement of financial condition	
Exchange memberships contributed for use of Company, at market value	(5,972,887)
Post closing adjustment	3,464,000
Total	(2,508,887)
Total assets per audited consolidated statement of financial condition	$ 1,950,781,626
Liabilities	
Total liabilities per Unaudited form FOCUS PART II Report	$ 1,865,666,921
Less items not included in the consolidated statement of financial condition	
Exchange memberships contributed for use of Company, at market value	(5,972,887)
Liabilities subordinated to claim of general creditors	(77,750,000)
Total	(83,722,887)
Total liabilities per audited consolidated statement of financial condition	$ 1,781,944,034
Member's Capital	
Total member's capital per Unaudited form FOCUS PART II Report	$ 87,623,592
Reclassification	3,464,000
Total member's capital per audited consolidated statement of financial condition	$ 91,087,592
Net Capital	
Total net capital per unaudited form FOCUS PART II Report	$ 124,792,497
Post closing adjustments	844,829
Total net capital per Schedule 1	$ 125,637,326

See accompanying independent auditors' report.

END